===============================================================================



                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

                         Commission File Number: 1-5318


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GREENFIELD INDUSTRIES, INC.
                         RETIREMENT INCOME SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Kennametal Inc.
                               1600 Technology Way
                                  P.O. Box 231
                           Latrobe, Pennsylvania 15650




===============================================================================

                           GREENFIELD INDUSTRIES, INC.
                         RETIREMENT INCOME SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS


                                                                         Page

Report of Independent Accountants......................................    2

Financial Statements:

     Statements of Net Assets Available for Benefits
     December 31, 2001 and 2000........................................    3

     Statements of Changes in Net Assets Available for Benefits
     Year ended December 31, 2001......................................    4

     Notes to Financial Statements.....................................    5

Supplemental Schedules:

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     December 31, 2001.................................................   10

Report of Former Independent Accountants...............................   11

Signatures.............................................................   12

Exhibit 23 - Consent of Independent Accountants........................   13

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Greenfield Industries, Inc. Retirement Income Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Greenfield Industries, Inc. Retirement Income Savings Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2000, and for the year then ended were audited by other independent accountants whose report dated June 29, 2001, expressed an unqualified opinion on those financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
---------------------------------
PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
June 28, 2002

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000

                                           December 31,         December 31,
                                               2001                 2000
                                               ----                 ----
ASSETS
     Receivables:
       Participant contributions           $    25,294          $    50,825
       Employer contributions                  804,769              993,606
                                           -----------          -----------
     Total receivables                         830,063            1,044,431
                                           -----------          -----------

     Investments                            96,115,437           98,913,200
                                           -----------          -----------


NET ASSETS AVAILABLE FOR BENEFITS          $96,945,500          $99,957,631
                                           ===========          ===========



The accompanying notes are an integral part of these statements.

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2001


                                                  Kennametal Inc.
                                                      Common               All Other
                                                    Stock Fund               Funds                   Total
                                                    ----------               -----                   -----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Participant contributions                     $    185,318           $  5,901,135           $  6,086,453
     Employer contributions                           3,626,011                   --                3,626,011
     Dividends and interest                             429,409              2,802,815              3,232,224
     Net appreciation of investments                  3,269,402                   --                3,269,402
     Other                                                 --                  126,077                126,077
                                                   ------------           ------------           ------------

   Total additions                                    7,510,140              8,830,027             16,340,167
                                                   ------------           ------------           ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to retirees                         (774,453)            (6,538,486)            (7,312,939)
     Loan distributions                                    --                 (490,083)              (490,083)
     Net depreciation of investments                       --              (10,909,606)           (10,909,606)
     Employee withdrawals                               (91,788)              (547,882)              (639,670)
                                                   ------------           ------------           ------------

        Total deductions                               (866,241)           (18,486,057)           (19,352,298)
                                                   ------------           ------------           ------------


NET TRANSFERS BETWEEN FUNDS                            (864,182)               864,182                   --
                                                   ------------           ------------           ------------

NET INCREASE (DECREASE)                               5,779,717             (8,791,848)            (3,012,131)

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                7,424,123             92,533,508             99,957,631
                                                   ------------           ------------           ------------

     End of year                                   $ 13,203,840           $ 83,741,660           $ 96,945,500
                                                   ============           ============           ============


The accompanying notes are an integral part of these statements.

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

1.       DESCRIPTION OF PLAN

The following general description of the Greenfield Industries, Inc. Retirement Income Savings Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for complete information.

The Plan is a defined contribution employee benefit plan, established for the purpose of providing eligible employees of Greenfield Industries, Inc. (the Company), a wholly-owned subsidiary of Kennametal Inc., the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (the
Code). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company serves as sponsor of the Plan.

On October 1, 2000, several participant accounts were transferred to other defined contribution plans sponsored by Kennametal Inc. to consolidate these participant accounts into one plan.

ADMINISTRATION OF THE PLAN - The management of the Company has the authority and responsibility for the general administration of the Plan. Effective October 1, 2000, Putnam Fiduciary Trust Company serves as the Trustee of the Plan and Putnam Investment functions as the recordkeeper for the Plan. These functions were previously performed by Key Trust Company of Ohio, N.A.

ELIGIBILITY - The Plan covers all non-union and certain unionized employees of the Company and employees may become participants in the Plan as of the first entry date (January 1, April 1, July 1, or October 1) after completing 500 hours of service within a six consecutive month period. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

VESTING - All participant and employer contributions vest immediately.

PARTICIPANT ACCOUNTS - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS - The Company contributes a base amount of 2% of each eligible participant's wages, which include base salary, overtime, shift differential pay and incentive compensation. Participants may elect to contribute to the Plan from 1% to 15% of their wages through payroll deductions. In addition, the Company is required to make matching contributions equal to 50% of the first 4% of a participant's contribution. Company contributions are made quarterly. Company contributions are made in Kennametal Inc. common stock.

DISTRIBUTIONS - If a participant's employment with the Company is terminated due to retirement pursuant to the terms of the Plan, the total amount of a participant's account shall be distributed in cash to the participant according to one of the options as described in the Plan and as elected by the participant. If a participant's employment with the Company is terminated for any reason other than retirement pursuant to the terms of the Plan, the participant will receive a lump sum amount equal to the value of the participant's vested interest in his or her account; provided, however, that if such account exceeds $5,000, a participant may elect to defer distribution to a future date as more fully described in the Plan.

PARTICIPANT LOANS - Participants may withdraw certain basic contributions and related earnings thereon only in the event of a financial hardship as defined by the Plan or the Code. The Plan also permits participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the excess of the highest outstanding loan balance during the previous one-year period over the outstanding balance as of the date of the loan or 50% of their account balance as defined by the Plan or the Code. Such borrowings are allowed at the sole discretion of the Company. Loan terms range from one to five years or up to 29 years for the purchase of a primary residence and are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions. At December 31, 2001, interest rates on participant loans ranged from 6% to 10.5%, with maturity dates ranging from January 2002 to April 2026.

INVESTMENTS - Participants direct their contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds. A participant may direct contributions to any of the following investment options:

PRIMCO Stable Value Fund - Investments of this fixed income fund consist of traditional investment contracts issued by insurance companies, banks and other financial institutions (or corporations), asset-backed investment contracts, synthetic investment contracts and short-term investments.

Putnam Voyager Fund - This fund seeks aggressive capital appreciation by investing in a combination of stocks of small companies expected to grow over time as well as in stocks of larger, more established corporations.

Putnam Asset Allocation: Balanced Portfolio - For investors who want an investment with moderate risk and the potential for moderate growth, this fund seeks a balance between the relative stability of bonds and the fluctuation of stocks, in efforts to reduce overall risk.

The Putnam Fund for Growth & Income - This fund seeks growth and income by investing in attractively priced stocks of companies that offer long-term growth potential while also providing income.

Putnam New Opportunities Fund - This fund seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that Putnam Management believes offer above-average potential for growth.

Putnam Asset Allocation: Growth Portfolio - For more aggressive investors who will accept more risk in exchange for a higher growth potential, this fund seeks diversification among different types of stocks, with some investments in bonds and money market funds.

Putnam Asset Allocation: Conservative Portfolio - For investors who are willing to assume a reduced potential for growth in exchange for less risk, this fund seeks to reduce overall risk through substantial investments in investment-grade bonds, with some investments in stocks to help stay ahead of inflation.

Putnam International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio of companies located outside the United States.

Kennametal Inc. Common Stock Fund - This fund consists entirely of Kennametal Inc. common stock, for investors who want to participate in the growth of Kennametal Inc. as part owners of Kennametal Inc.

MAS Small Cap Value Fund - This fund seeks above average total return over a three- to five-year period by investing primarily in common stocks and other equity securities similar to companies included in the Russell 2000 Index. The fund focuses on stocks that are undervalued based on the advisor's own measures of value.

Vanguard 500 Index Fund - This fund seeks to provide long-term growth of capital and income from dividends by holding all the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index in proportion to their weightings in the index.

TRW Inc. Common Stock - This fund consists entirely of TRW Inc. common stock for investors who want to participate in the growth of TRW Inc. as part owners of TRW. This investment fund is closed to new participants.

2.       ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are maintained on the accrual basis of accounting.

NEW ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," (SOP 94-4) requiring benefit- responsive investment contracts (including synthetic GICs) to be measured at contract value.

In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C19 (DIG C19), which provides that fully benefit-responsive investment contracts accounted for under either paragraph 4 or 5 of SOP 94-4 are not subject to SFAS No. 133. The tentative guidance included in DIG C19 has been incorporated into an exposure draft of the Amendment of SFAS No. 133. Although this amendment project has yet to be finalized, management believes that it provides the most relevant accounting guidance for fully benefit- responsive investment contracts. Accordingly, the Plan has measured all fully benefit responsive investment contracts at contract value at December 31, 2001 and 2000. The SFAS No. 133 amendment project is expected to be finalized during 2002. The Plan holds no other material derivative financial instruments at December 31, 2001 or 2000.

INVESTMENTS - Investment transactions are recorded on a trade date basis. Investments in mutual funds, common stock, fixed income funds and other short-term investments are stated at fair value as measured by readily available market prices. Participant loans are valued at cost, which approximates fair value. Benefit-responsive investment contracts are valued at contract value in accordance with the provisions of AICPA Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans". PRIMCO Capital Management, Inc. certified that all the investment contracts held in this fixed income fund are fully benefit-responsive. The difference between the contract value and the fair value of all investment contracts was $870,515 and $205,109 at December 31, 2001 and 2000. The crediting interest rates on the contracts ranged from 3.94% to 7.12% and 4.85% to 7.47% at December 31, 2001 and 2000.

PAYMENT OF BENEFITS - Benefit payments are recorded as distributed.

INVESTMENT INCOME - Interest and dividend income are recorded in the period earned.

PLAN EXPENSES - Expenses attributable to the administration or operation of the Plan and related trust are allocated pro rata on the basis of account balances to the accounts of participants unless the Board of Directors of the Company, at its sole discretion, determines that such expenses are to be paid by the Company. For the year ended December 31, 2001, the Company paid all expenses related to the operation of the Plan.

REALIZED/UNREALIZED GAINS AND LOSSES - Net appreciation (depreciation) of investments is comprised of the change in market value compared to the cost of investments retained in the Plan and realized gains or losses on security transactions represent the difference between proceeds received and average cost.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator and sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.       INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The fair market values of individual investments that represent five percent or more of the Plan's total net assets as of December 31, 2001 and 2000 were as follows:

                                                          2001                 2000
                                                          ----                 ----
     Putnam New Opportunities Fund                    $14,484,463          $21,283,675
     The Key Trust EB MaGIC Fund                             --             16,586,341
     The Putnam Fund for Growth & Income               12,614,750           14,410,492
     Vanguard 500 Index Fund                            9,753,364           12,071,968
     Putnam Asset Allocation:  Balanced Fund            9,800,235           11,640,117
     PRIMCO Stable Value Fund                          27,913,356            8,755,695
     Kennametal Inc. common stock                      12,399,071            6,430,517
     Loans to Participants                              6,067,945            5,852,865


4.       TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated January 30, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the ERISA. In the event of Plan termination, the accounts of all participants will become non-forfeitable.

6.       RELATED PARTY TRANSACTIONS

Certain investments of the Plan are mutual funds managed by Putnam. The trustee of the Plan is also Putnam and, therefore, these transactions qualify as party-in-interest transactions.

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
                                PLAN NUMBER: 001
                           GREENFIELD INDUSTRIES, INC.
                                 EIN: 04-2917072
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               SCHEDULE H, LINE 4I
                                DECEMBER 31, 2001

   Identity
   of Issue                 Description of Investment                                  Current Value
-----------------------------------------------------------------------------------------------------
                   Mutual Funds

*Putnam            Putnam New Opportunities Fund                                       $ 14,484,464
*Putnam            The Putnam Fund for Growth & Income                                   12,614,750
 Vanguard          Vanguard 500 Index Fund                                                9,753,364
*Putnam            Putnam Asset Allocation:  Balanced Portfolio                           9,800,235
*Putnam            Putnam International Growth Fund                                       1,349,576
*Putnam            Putnam Voyager Fund                                                      459,874
 Morgan Stanley    MAS Small CAP Value Fund                                                 494,840
*Putnam            Putnam Asset Allocation:  Growth Portfolio                               301,667
*Putnam            Putnam Asset Allocation:  Conservative Portfolio                         408,067
                                                                                       ------------

                   Total Mutual Funds                                                    49,666,837
                                                                                       ------------

                   Collective/Common Trusts

  Invesco          PRIMCO Stable Value Fund (A)                                          27,913,356
                                                                                       ------------

                   Common Stock

*Kennametal        Kennametal Inc. Common Stock Fund                                     12,399,071
 *TRW              TRW Inc. Common Stock                                                     68,228
                                                                                       ------------

                   Total Common Stock                                                    12,467,299
                                                                                       ------------

                   Loans to Participants

*Participants      Loans to Participants, Maturities: from January 2002 to
                           April 2026, Interest rates 6% to 10.5%                         6,067,945
                                                                                       ------------

                   Total Investments                                                   $ 96,115,437
                                                                                       ============


*    Party-in-interest.

(A) Fair value of fund is $28,783,871.

The following report is a copy of a previously issued report by Arthur Andersen LLP and it has not been reissued by Arthur Andersen LLP. Arthur Andersen LLP has not consented to its inclusion; therefore, an investor's ability to recover any potential damages may be limited.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Kennametal Inc.
and to the Kennametal Inc. ERISA Compliance Committee:

We have audited the accompanying statements of net assets available for plan benefits of Greenfield Industries, Inc. Retirement Income Savings Plan (the
Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP
----------------------------
Arthur Andersen LLP

Pittsburgh, Pennsylvania
June 29, 2001

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Greenfield Industries, Inc. Retirement Income Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Augusta, Richmond County, State of Georgia.

                                              GREENFIELD INDUSTRIES, INC.
                                              RETIREMENT INCOME SAVINGS PLAN


           Date:  June 28, 2002               By: /s/ SUZETTE PLETCHER
                                                  --------------------
                                                  Suzette Pletcher
                                                  Plan Administrator